SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4 ‘09 Earnings Results

I. Performance in Q4 2009 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q4 09	Q3 09	Q4 08	QoQ	YoY

Quarterly Results

Revenues	6,082	5,974	4,156	1.8%	46.3%

Operating Income	357	904	-288	-60.5%	—

Income before Tax	295	671	-844	-56.0%	—

Net Income	478	559	-684	-14.5%	—

II. IR Event of Q4 2009 Earnings Results

1.	Provider of Information:	IR team

2.	Participants:	Institutional investors, Securities analysts, etc.

3.	Purpose:	To present Q4 09 Earnings Results of LG Display

4.	Date & Time:	4:00 p.m. (Korea Time) on January 20, 2010 in Korean

10:00 p.m. (Korea Time) on January 20, 2010 in English

5.	Venue & Method:	1) Earnings release conference in Korean:

- Woori Art Hall, 4th floor, Woori Investment & Securities Building, 23-4, Yoido-dong, Youngdungpo-gu, Seoul

2) Conference call in English:

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6.	Contact Information

1) Head of Disclosure:

Anthony Moon, Vice President, IR Department (82-2-3777-1770)

2) Main Contact for Disclosure-related Matters:

Brian Heo, Assistant Manager, IR Team (82-2-3777-0978)

3) Relevant Team: IR team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q4 09 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated Korean GAAP basis (Korean GAAP non-consolidated information is stated below).

iii.	Financial data for Q4 09 are unaudited. They are provided for the convenience of investors and can be subject to change.

The following Korean GAAP non-consolidated information is included for the convenience of investors.

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q4 09	Q3 09	Q4 08	QoQ	YoY
Quarterly Results
Revenues	5,925	5,959	3,723	-0.6%	59.1%
Operating Income	281	945	-433	-70.3%	—
Income before Tax	307	686	-879	-55.2%	—
Net Income	463	568	-697	-18.5%	—

Attached: Press Release

LG DISPLAY REPORTS FOURTH QUARTER 2009 RESULTS

SEOUL, Korea – January 20, 2010 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ending December 31, 2009.

•

Sales in the fourth quarter of 2009 increased by 2% to KRW 6,082 billion from sales of KRW 5,974 billion in the third quarter of 2009, and increased by 46% compared to KRW 4,156 billion in the fourth quarter of 2008.

•	Operating profit in the fourth quarter of 2009 was KRW 357 billion, compared to a profit of KRW 904 billion in the third quarter of 2009, and a loss of KRW 288 billion in the fourth quarter of 2008.

•

EBITDA in the fourth quarter of 2009 was KRW 1,138 billion, a decrease of 33% from KRW 1,690 billion in the third quarter of 2009 and a year-on-year increase of 355% from KRW 250 billion in the fourth quarter of 2008.

•	Net profit in the fourth quarter of 2009 was KRW 478 billion, compared to a profit of KRW 559 billion in the third quarter of 2009, and a loss of KRW 684 billion in the fourth quarter of 2008.

“Differentiated, customer-oriented marketing and swift ramp-up of new lines contributed to record high annual sales of over KRW 20 trillion” said Young Soo Kwon, CEO of LG Display. “In 2010, we will focus on ensuring the successful launch of P8-extension fab and prepare to lead new future growth markets including 3D display, solar cell, e-paper and OLED.”

Overall, the company shipped a record high total of 6.23 million square meters of display area in the fourth quarter of 2009, up by 10% quarter-on-quarter. On a revenue basis, TFT-LCD panels for TVs, monitors, notebook PCs and mobile applications accounted for 56%, 23%, 17% and 4%, respectively, in the fourth quarter.

The average utilization rate in the third quarter of 2009 remained at full capacity reaching up to almost 100 percent due to a favorable LCD market, solid customer base, and active customized marketing. Inventory days remained below two weeks.

The average selling price per square meter of display area shipped was USD 809. Cost of goods sold keep the same level with the third quarter of 2010. (based on COGS per square meter in US dollars).

With KRW 3,362 billion of cash and cash equivalents and 91% of Liability to Equity ratio as of December 31, 2009, the financial structure of the company remains remarkably stable. CAPEX in the fourth quarter of 2009 were KRW 1,324 billion

Outlook

The following expectations are based on information as of January 20, 2010. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

LG Display expects total display area shipment in the first quarter of 2010 to keep the same level with the fourth quarter of 2010. Also the average selling price per square meter of display area shipped in the first quarter of 2010 is expected to be flat

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on January 20, 2010, at 4:00 p.m. Korea Standard Time on the 4th floor of Woori Art Hall of Woori Investment and Securities Building (Yeouido). An English language conference call will follow at 10:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 109351#.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 30,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Anthony Moon, VP, IR Department
LG Display
Tel: +822-3777-1770
Email: amoon@lgdisplay.com

Media Contacts:

Bang-Soo Lee, VP, Public Affairs & PR	Claire Ohm, Assistnat Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 20, 2010	By:	/S/ ANTHONY MOON
(Signature)
	Name:	Anthony Moon
	Title:	Vice President / IR Department